1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 16, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Third Quarter EPS of NT$2.94

Hsinchu, Taiwan, R.O.C., Oct. 16, 2014 — TSMC today announced consolidated revenue of NT$209.05 billion, net income of NT$76.34 billion, and diluted earnings per share of NT$2.94 (US$0.49 per ADR unit) for the third quarter ended September 30, 2014.

Year-over-year, third quarter revenue increased 28.6% while net income and diluted EPS both increased 46.9%. Compared to second quarter 2014, third quarter results represent a 14.2% increase in revenue, and a 27.9% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, third quarter revenue increased 14.7% from the previous quarter and increased 28.1% year-over-year.

Gross margin for the quarter was 50.5%, operating margin was 40.4%, and net profit margin was 36.5%.

Shipments of 20-nanometer process technology accounted for 9% of total wafer revenues. 28-nanometer accounted for 34% of total wafer revenues. Advanced technologies, defined as 28-nanometer and 20-nanometer technologies, accounted for 43% of total wafer revenues.

“In the third quarter, TSMC broke new record in revenue thanks to strong demand for TSMC’s advanced technologies. After two years of meticulous preparation, we began volume shipments of 20-nanometer wafers, which reached 9 percent of our third quarter wafer revenue,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “We expect 20-nanometer will continue to ramp up fast and will account for more than 20 percent of our fourth quarter wafer revenue. Based on our current business outlook and exchange rate assumption of 1 US dollar to 30.31 NT dollars, management expects overall performance for fourth quarter 2014 to be as follows:”

•	Revenue is expected to be between NT$217 billion and NT$220 billion;

•	Gross profit margin is expected to be between 48% and 50%;

•	Operating profit margin is expected to be between 38% and 40%.

TSMC’s 2014 third quarter consolidated results:

(Unit: NT$ million, except for EPS)

	3Q14 Amount[a]		3Q13 Amount		YoY Inc. (Dec.) %	2Q14 Amount		QoQ Inc. (Dec.) %
Net sales	209,049		162,577		28.6	183,021		14.2
Gross profit	105,578		78,891		33.8	91,193		15.8
Income from operations	84,432		59,618		41.6	70,714		19.4
Income before tax	85,381		59,349		43.9	74,098		15.2
Net income	76,335		51,952		46.9	59,702		27.9
EPS (NT$)	2.94	[b]	2.00	[c]	46.9	2.30	[b]	27.9

a:	3Q2014 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares
c:	Based on 25,929 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2014 is expected to be about 8.2 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com